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Exhibit 12.1

DUKE REALTY LIMITED PARTNERSHIP

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DIVIDENDS

(Dollars in thousands)

	Three Months Ended March 31, 2003	2002
Earnings:
Net income from continuing operations	$39,236	$173,814
Preferred distributions	10,154	52,613
Earnings from land and depreciated property dispositions	(9,402)	410
Interest expense	32,713	117,073

Earnings before fixed charges	$72,701	$343,910

Fixed charges and preferred distributions:
Interest expense	$32,713	$117,073
Interest costs capitalized	1,866	13,529

Total fixed charges	$34,579	$130,602

Preferred distributions	$10,154	$52,613

Total fixed charges and preferred distributions	$44,733	$183,215

Ratio of earnings to fixed charges	2.10	2.63

Ratio of earnings to combined fixed charges and preferred unit distributions	1.63	1.88

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  Exhibit 12.1